                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                           DEL CERRO ENTERPRISES, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



            NEVADA                                        88-0453649
-------------------------------                        ----------------
(STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)



    3428 TROPHY DRIVE, LA MESA, CA                          91941
---------------------------------------                   ----------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                  (ZIP CODE)



      (619) 692-2141
---------------------------
(ISSUER'S TELEPHONE NUMBER)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

      TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH
      TO BE SO REGISTERED                     EACH CLASS IS TO BE REGISTERED


--------------------------------              ----------------------------------

--------------------------------              ----------------------------------



           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                          Common Stock - .001 Par Value
                          -----------------------------
                                (TITLE OF CLASS)

                                     PART 1

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS


BUSINESS DEVELOPMENT

Form And Year Of Organization

Del Cerro Enterprises, Inc. was incorporated in Nevada on March 10, 1999 for the purpose of developing a high performance driving school in conjunction with annual nationwide open road races. During March 1999, the Company received its initial funding through the sale of common stock to investors. From inception until March 2000, the Company had no material operating activities.


Any Bankruptcy, Receivership, Or Similar Proceeding

There have been no bankruptcy, receivership or similar proceedings.


Any Material Reclassification, Merger, Consolidation, Or Purchase Or Sale Of A Significant Amount Of Assets Not In The Ordinary Course Of Business

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.


BUSINESS OF THE COMPANY

Principal Products Or Services And Their Markets

The Company intends to offer high speed driving courses at local road racing facilities in conjunction with established open road races. The extensive instruction will include a structured curriculum of classroom and track sessions that will provide an understanding of the fundamentals of road racing. Classroom sessions will emphasize techniques, racing lines, equipment preparation, technical inspections and safety procedures. For those participating in the open road races, sessions will also be offered to cover timing, driver/navigator team participation, pre-run videos and detailed course notes. Track time will be an intensive series of slalom, braking and downshifting exercises that give the participant the opportunity to utilize the techniques and skills discussed in the classroom in a systematic and controlled environment. Additional track time will allow the instructor to critique the racer's skill application in a series of lapping sessions at progressively higher speeds, utilizing radio communication between instructor and student.

The Company will initially focus on the participants in the three established open road races organized by Rodger Ward's Classic Auto Racing Society:

Big Bend Open Road Race

        US Highway 285, Fort Stockton - Sanderson - Ft. Stockton, Texas. 120 mile "boomerang" event held each April.

Gambler's Run Twin 50's

        Nevada State Route 225, Elko - Wild Horse - Elko, Nevada. 100 mile "boomerang" event held each June.

Pony Express Open Road Race

        Nevada State Route 305, Battle Mountain - Austin, Nevada. 84 mile event held each September.

Open Road Races are conducted on a section of State or Federal Highway, generally 50 miles or more in length. The participants race the entire distance at a target speed that they have qualified for based upon the tech speed of their vehicle. The cars are started in a staggered format with the faster cars starting first at two to three minute intervals. There is virtually no passing and no wheel to wheel competition. Participants are required to show proof of completion of an approved high speed driving course. Awards are given to participants who come closest to averaging their target speed. Speed divisions are differentiated by vehicle safety equipment and driver's racing experience -
Touring: 95-110mph, Grand Touring: 115-130mph, Grand Sport: 135-160mph, Super
Sport: 170-180mph, and Unlimited: 180+ mph.

Utilizing Management's experience in and knowledge of the motorsport industry, the Company will conduct multi-day courses at a selection of the more than 25 road courses located in the states surrounding the open road races. These include:


         Arizona

                  Firebird Intl. Raceway                      Chandler          1.6 mile
                  Phoenix Intl. Raceway                       Mesa              1.51 mile

         California

                  Holtville Raceway                           Holtville         1.43 mile
                  Buttonwillow Raceway                        Buttonwillow      3 mile
                  Laguna Seca                                 Monterey          2.24 mile
                  Sears Point Raceway                         Sonoma            2.52 mile
                  Willow Springs Motorsports Park             Rosamond          2.5 mile

         Colorado

                  Pueblo Motorsports Park                     Pueblo            2.2 mile
                  Aspen Sports Car Club                       Woody Creek       1.1 mile
                  LaJunta Raceway                             LaJunta           1.6 mile
                  Mountain View Motor Sport Park              Mead              1.8 mile

                  Pikes Peak Intl Raceway                     Fountain          1.3 mile
                  Second Creek Raceway                        Denver            1.7 mile

         Nevada

                  Las Vegas Motor Speedway                    Las Vegas         2.5 mile
                  Reno-Fernley Raceway                        Fernley           15 mile

         Texas

                  Cabaniss N.A.S.                             Corpus Cristi     2.6 mile
                  Texas Motor Speedway                        Fort Worth        2.5 mile
                  Texas World Speedway                        College Stn.      3.1 mile
                  Abilene Municipal Airport                   Abilene           1.7 mile
                  Oak Hill Raceway                            Henderson         1.8 mile

Additional courses for those not participating in the open road races will also be offered. These will include High Performance Driving - a course combining advanced street driving skills with techniques refined through years on the racetrack; Highway Survival Training - emphasizing defensive driving skills and elements of car control such as accident avoidance, skid control and high-speed braking; and Teenage Defensive Driving - teaching teens skills such as accident avoidance, skid control, advanced braking and ABS techniques.

Auto Racing is the nation's fastest-growing spectator and TV sport, with an attendance rising 11.4% annually over the past five years. According to a 1998 study conducted by Performance Research of Newport, RI, auto racing fans are the most loyal of any sports fans to sponsor products and industry related businesses. 78% of NASCAR fans and 68% of IndyCar fans claim they "almost always" purchase a sponsor's product over a non-sponsor's product. Corporate sponsorships for auto racing and race related businesses increased 9% in 1997 and is expected to continue at a growth rate of 5% - 10% annually. The study shows the demographics of the auto racing audience to be:

                                            NASCAR                              INDYCAR
Median Age                                  25-44                               21-44
Gender                                      60% Male / 40% Female               69% Male / 31% Female
Marital Status                              76% Married                         71% Married
Median Income                               38K - 49K                           40K - 51K
Own 2 or more vehicles                      86%                                 92%
Own 3 or more vehicles                      61%                                 69%

The Company's business plan proposes to utilize its founders' backgrounds to develop its racing school. The business plan requires the Company during the first six months to raise capital of $2,500,000 through the sale of common stock in a private placement. After raising the projected capital, the Company has a planned budget for months seven through twelve of $957,000 for development of its school to include $215,000 for five track vehicles and one pre-run van, $240,000 for one equipment hauler, $80,000 for two full-time instructors, $30,000 for temporary track personnel, $180,000 for facility rentals - including insurance and safety personnel, $25,000 for one marketing manager, $17,000 for one office staff assistant, $25,000 for purchase of computers and fixed assets, $75,000 for advertising, $20,000 for travel expenses, and $50,000 for rent and other operating expenses.


Distribution Methods Of Products Or Services

For the first two years of its business plan, the Company will advertise its driving school through it's Directors' web site, www.openroadracing.com. In addition, the Company will advertise in publications, such as AutoWeek, AutoRacingDigest, and Grassroots Motorsports, maintain links on Internet web pages such as racingschools.com, TheRaceNet.com, and RacingPress.com. Ads in local newspapers and track publications surrounding the open road races will be placed prior to each event. Sponsorships for drivers in local events will also be considered.


Status Of Any Publicly Announced New Product Or Service

The Company has no new product or service planned or announced to the public.


Competitive Business Conditions And The Small Business Issuer's Competitive Position In The Industry And Methods Of Competition

The size and financial strength of the Company's primary competitors, The Bondurant School, Richard Petty Driving Experience and Skip Barber Racing School are substantially greater than those of the Company. In examining major competitors, Management has concluded none offer a driving school in conjunction with a competitive open road race. The Bondurant and Barber racing schools target the amateur and professional race car driver seeking to improve specific areas of their driving and racing techniques. The Petty Driving Experience targets racing enthusiasts with programs designed to provide them the opportunity to drive a race car in a controlled environment. However, the Company's competitors have longer operating histories, larger customer bases, and greater brand recognition than the Company. Management is not aware of any significant barriers to the Company's entry into the motorsport market, however, the Company at this time has no market share of this market.


Sources And Availability Of Raw Materials And The Names Of Principal Suppliers

Management will rely on their combined experience and knowledge in the auto racing business to arrange for the acquisition of vehicles for the racing school. The Company will utilize road race chassis builders to design and assemble its vehicles and purchase engines from motorsport engine builders to be installed in the cars. While the Company has no current contracts with chassis or engine builders, Management is aware of chassis builders such as Neely Motorsports, Hutcherson- Pagan Enterprises and S&W Race Cars, and engine builders such as Gustaf Engine & Machine, Draime Racing Engines and Skip Govia Motorsports, Inc. Miscellaneous parts and safety equipment are available from many suppliers such as Trac Dynamics, Simpson Racing, BSR Products and Port City Racing. Management is also aware of opportunities to purchase turn-key vehicles from professional race teams at auctions held annually throughout the U.S. and will consider the most cost-efficient means for the acquisition of the vehicles while meeting all safety specifications. The Company will enter into agreements with chassis and engine builders per its business plan after raising capital during the first six months of its plan.

Dependence On One Or A Few Major Customers

The Company will not depend on any one or a few major customers. The Company's target market is the millions of auto racing fans in the U.S. There are currently 1,585 race tracks located in the United States, 286 of those located in the states surrounding the road races organized by the Company's Directors. "Auto Racing is the fastest growing sport in America today, the economics of the motor-sports industry are very, very attractive". (Raymond James & Assoc., Investment Analysts) "Speed Sells... Auto Racing is America's new Favorite sport and it's hottest new marketing vehicle. Over nine million people attended NASCAR events alone in 1998, with over 2 billion tickets sold for auto racing events worldwide. Attendance is up 63% since 1990, and retail revenues are expected to exceed $1 billion this year, up from only $80 million in 1990." (Fortune Magazine 4/12/99). A typical Open Road Formula One race is watched by a European television audience of 310 million. U.S. promoters are building the American audience for road racing by bringing top European racers to the U.S. (www. businessweek.com/1997/32/b3539109.htm).


Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements Or Labor Contracts, Including Duration

The Company has no current plans for any registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. When the Company has sufficient funding, management will seek legal council to determine if any such registrations would be in its best interests.


Need For Government Approval Of Principal Products Or Services

The Company is not required to apply for or have any government approval for its products or services. Open Road Races are organized with State or Federal Highway officials allowing promoters to shut down a designated section of highway for a period of 8 to 10 hours. Drivers participating in the school will be required to show a valid state, military or international driver's license.


Effect Of Existing Or Probable Governmental Regulations On The Business

The Company's business is not subject to material regulation by federal governmental agencies. The Company will be required to meet all state and local safety standards for the vehicles used in its driving schools. Management personnel are familiar with all state and local safety requirements based on their experience operating open road racing events.


Estimate Of The Amount Spent During Each Of The Last Two Fiscal Years On Research And Development Activities, And If Applicable The Extent To Which The Cost Of Such Activities Are Borne Directly By Customers

The Company has not expended funds for research and development costs since inception.

Costs And Effects Of Compliance With Environmental Laws

The Company has not expended any funds for compliance with environmental laws and does not anticipate its business plan will encompass any such compliance requirements.


Number Of Total Employees And Number of Full Time Employees

The Company's only current employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the Company. The officers intend to work on a full time basis when the Company raises capital per its business plan. The Company's business plan calls for hiring four new employees during the next twelve months.


Reports To Security Holders

The Company's bylaws do not require the Company to deliver an annual report to its shareholders, and the Company has not provided an annual report to its shareholders in the past. The Company is voluntarily filing this Form 10-SB in order to make its financial information equally available to any interested parties or investors. The Company will be subject to the disclosure rules of Regulation S-B for a small business issuer under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company anticipates it will become subject to disclosure filing requirements effective sixty days after the date the Securities and Exchange Commission accepts its original Form 10-SB filing, and, after that date, will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, the Company will be required to file Form 8 and other proxy and information statements from time to time as required.

The public may read and copy any materials the Company files with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with SEC.


Risks

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur.

Despite Management's belief that the Company can effectively compete because of its courses being offered in conjunction with existing open road race events, the Company's ability to succeed will depend upon a number of factors, including its ability to secure funding through a private placement, hire instructors, coordinate rental of track facilities, and convince participants to utilize the driving school in order to maintain ongoing sales.

The Company's long-term viability is substantially dependent upon market acceptance. The potential lack of acceptance by purchasers of the Company's racing programs could have a material adverse effect upon the Company's business, financial condition, operating results and cash flows.

The Company's performance and future operating results are substantially dependent on the continued service and performance of its current Management. The Company intends to hire a relatively small number of drivers and marketing personnel in the next year. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its essential employees or that it will be able to attract or retain highly-qualified drivers and managerial personnel in the future. The loss of the services of any of the Company's current Management or other key employees or the inability to attract and retain the necessary drivers and marketing personnel could have a material adverse effect upon the Company's business, financial condition, operating results and cash flows.

The current officers, Mr. Ward and Mrs. Ward, are the sole officers and directors of the company and have control in directing the activities of the company. They are involved in other business activities and may, in the future, become involved in additional business opportunities. If a specific business opportunity becomes available, the officers and directors of the company may face a conflict of interest. The Company has not formulated a plan to resolve any conflicts that may arise. While the Company and its sole officers and directors have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, they have verbally agreed to limit their roles in all other business activities to roles of passive investors and devote full time services to the Company after the Company raises capital of $2,500,000 through the sale of securities through a private placement and is able to provide officers' salaries per its business plan.

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur. Investors in the Company should be particularly aware of the inherent risks associated with the Company's planned motorsport business. These risks include a lack of a proven market for the Company's school, lack of equity funding, and the size of the Company compared to the size of its competitors. Although Management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Management has no liquidation plans should the Company be unable to receive funding. Should the Company be unable to implement its business plan, Management would investigate all options available to retain value for the shareholders. Among the options that would be considered are: acquisition of a product or technology, or a merger or acquisition of another business entity that has revenue and/or long-term growth potential. However, there are no pending arrangements, understandings or agreements with outside parties for acquisitions, mergers or any other material transactions.


Year 2000 Disclosure

During the last five years, almost all users of computers in public and business applications were made aware that time-sensitive software might cause their computer systems to recognize a date using "00" as the year 1900 rather than the year 2000. Computer users were concerned that this software date problem might result in system failures or miscalculations causing disruption of normal business activities, primarily in the first weeks of 2000.

The Company's business plan directs the purchase of computer equipment and software during the fourth quarter of 2000. The Company's Management has hands-on familiarity with all of the software that will be utilized in its business plan and has experienced no Year 2000 related systems problems as of the date of this filing. Management has discussed Year 2000 computer systems issues with proposed goods and services suppliers for the Company's business plan and they have confirmed their computer related systems are already Year 2000 compatible.

Therefore, Management has made no Year 2000 compliance plans, other than to plan purchases of computer systems and software which are already Year 2000 compatible. Management has no Year 2000 contingency plans and does not intend to prepare future contingency plans related to Year 2000 compliance worst case scenarios. Management reasonably anticipates that the Company will experience no adverse operational or cash flow effect from Year 2000 computer related software problems.


                                     ITEM 2
                                PLAN OF OPERATION

The Company's current cash balance is $4,390. Management believes the current cash balance is sufficient to fund the current minimum level of operations through December 2000, however, in order to advance the Company's business plan the Company must raise capital through the sale of equity securities. To date, the Company has sold $5,900 in equity securities and used approximately $1,510 for audit and bank fees. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

The Company's two year business plan encompasses the following steps to implement its goals: during months one through six raise capital of $2,500,000 through the sale of common stock in a private placement; during months seven through twelve budget $957,000 for development of its school to include $215,000 for five track vehicles and one pre-run van, $240,000 for one equipment hauler, $80,000 for two full-time instructors, $30,000 for temporary track personnel, $180,000 for facility rentals - including insurance and safety personnel, $25,000 for one marketing manager, $17,000 for one office staff assistant, $25,000 for purchase of computers and fixed assets, $75,000 for advertising, $20,000 for travel expenses, and $50,000 for rent and other operating expenses.

The Company will only be able to advance its business plan after it receives capital funding through the sale of equity securities. After raising capital, Management intends to hire employees, rent commercial space in La Mesa, California, purchase furniture and equipment, and begin development of its operations. The Company intends to use its equity capital to fund the Company's business plan during the next twelve months as cash flow from sales is not estimated to begin until year two of its business plan. The Company will face considerable risk in each of its business plan steps, such as difficulty of hiring competent personnel within its budget, difficulty in securing track facility rental, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank and funds loaned by the directors and officers. The Company's officers and directors have no formal commitments or arrangements to advance or loan funds to the Company. In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for additional product research and development. The Company plans to purchase approximately $25,000 in furniture, computers, and software during the next twelve months from proceeds of its equity security sales. The Company's business plan provides for an increase of four employees during the next twelve months.


                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address is 3428 Trophy Drive, La Mesa, CA 91941. The principal executive office and telephone number are provided by an officer of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes. Management considers the Company's current principal office space arrangement adequate until such time as the Company achieves its business plan goal of raising capital of $2,500,000 and then begins hiring new employees per its business plan.


                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - April 30, 2000:

Title Of          Name &                           Amount &                  Percent
Class             Address                          Nature of owner           Owned
--------          -------                          ---------------           -------
Common            Rodger Ward                      2,130,000 (a)             25%
                  3428 Trophy Drive
                  La Mesa, CA 91941

Common            Sherrie Ward                     2,130,000 (b)             25%
                  3428 Trophy Drive
                  La Mesa, CA 91941

Total Shares Owned by Officers & Directors
As a Group                                         4,260,000                 50%


(A) Mr. Ward received for administrative services 30,000 shares of the Company's common stock on March 12, 1999. 2,100,000 shares of the Company's common stock were issued to him per a 71 for 1 forward stock split on March 15, 2000.

(B) Mrs. Ward received for administrative services 30,000 shares of the Company's common stock on March 12, 1999. 2,100,000 shares of the Company's common stock were issued to her per a 71 for 1 forward stock split on March 15, 2000.

                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose one year terms will expire 3/31/01, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                      Age     Position          Date First Elected        Term Expires
--------------                      ---     --------          ------------------        ------------
Rodger Ward                         79      President,        3/15/99                   3/31/01
3428 Trophy Drive                           Treasurer,
La Mesa, CA 91941                           Director

Sherrie Ward                        49      Secretary,        3/15/99                   3/31/01
3428 Trophy Drive                           Director
La Mesa, CA 91941

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.


Resumes

Rodger Ward, President, Treasurer & Director

1995 - Current             President, Classic Auto Racing Society, El Cajon, California.  Company
                           specializes in staging open road competition races in various states.
                           Responsible for staff and safety personnel training, public relations, marketing, technical rule enforcement, technical inspection personnel training, course design and selection.

1980 - Current             Racing Analyst, Speaker

1979 - 1984                Director of Special Events, Circus Circus Hotel & Casino, Las Vegas, NV
                           Manager, Circus Circus Unlimited Hydroplane Racing Team

1975 - 1978                Owner/Promoter, Owasso Motor Speedway, Michigan

1969 - 1972                Director of Public Relations, Ontario Motor Speedway, California

                           Indianapolis 500 Champion 1959 & 1962
                           USAC National Champion 1959 & 1962


Sherrie Ward, Secretary & Director

1994 - Current             Secretary, Treasurer, Classic Auto Society, El Cajon, California.
                           Company  specializes in staging open road competition races in various states.  Responsible for licensing, state and local permits, pre event planning and setup, administration, accounting, contract preparation, television broadcasting negotiations, event  scheduling, sponsorships, and daily operations management.


                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.

                           SUMMARY COMPENSATION TABLE

                                            Other
Name &                                      annual        Restricted               LTIP       All other
principle                Salary    Bonus    compen-       stock         Options    Payouts    compen-
position         Year     ($)       ($)     sation ($)    awards ($)      SARs     ($)        sation ($)
--------------------------------------------------------------------------------------------------------
R Ward           1999     -0-       -0-     -0-             3,000         -0-        -0-         -0-
President

S Ward           1999     -0-       -0-     -0-             3,000         -0-        -0-         -0-
Director


There are no current employment agreements between the Company and its executive officers.

The Board agreed to pay Mr. Ward for administrative services 30,000 shares of the Company's common stock on March 12, 1999. The stock was valued at the price unaffiliated investors paid for stock sold by the Company, $.10 per share. On March 15, 2000, 2,100,000 shares of the Company's common stock were issued to him per a 71 for 1 stock split.

The Board agreed to pay Mrs. Ward for administrative services 30,000 shares of the Company's common stock on March 12, 1999. The stock was valued at the price unaffiliated investors paid for stock sold by the Company, $.10 per share. On March 15, 2000, 2,100,000 shares of the

Company's common stock were issued to her per a 71 for 1 stock split.

The terms of these stock issuances were as fair to the Company, in the Board's opinion, as could have been made with an unaffiliated third party.

The officers currently devote an immaterial amount of time to manage the affairs of the Company. The Directors and Principal Officers have agreed to work with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $25,000 at each month end. When positive cash flow reaches $25,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will that benefits the Company as a whole. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.


                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The principal executive office and telephone number are provided by Mr. Ward, an officer of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes.


                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.


                                     PART II

                                     ITEM 1
       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

The Company plans to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of April 30, 2000, the Company had 61 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.


                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.


                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On March 12, 1999, the shareholders authorized the issuance of 30,000 shares of common stock for services to each of the officers and directors of the Company for a total of 60,000 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

From the period of approximately March 15, 1999 until March 31, 1999, the Company offered and sold 59,000 shares at $0.10 per share to 59 non-affiliated private investors. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent and that each investor was either "accredited", or were "sophisticated" purchasers, having prior investment experience or education, and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

Under the Securities Act of 1933 , all sales of an issuers's securities or by a shareholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated shareholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities an Exchange Act of 1934. Such filings include, but are not limited to, the issuer's quarterly reports and annual reports; (b) Rule 144 allows resales of restricted and control securities after a one year hold period, subjected to certain volume limitations, and resales by non-affiliates holders without limitations after two years; (c) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

On March 15, 2000, the Board of Directors authorized a forward stock split of 71 for 1 resulting in a total of 8,449,000 shares of common stock issued and outstanding.


                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.


                                    PART F/S

The audited financial statements of the Company for the year ended September 30, 1999 and the period ended April 30, 2000 and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

                                    EXHIBITS

Exhibit 2         Plan of acquisition, reorganization or liquidation            None
Exhibit 3(i)      Articles of Incorporation                                     Included
Exhibit 3(ii)     Bylaws                                                        Included
Exhibit 4         Instruments defining the rights of holders                    None
Exhibit 9         Voting Trust Agreement                                        None
Exhibit 11        Statement re: computation of per share earnings               See Financial Stmts.
Exhibit 16        Letter on change of certifying accountant                     None
Exhibit 21        Subsidiaries of the registrant                                None
Exhibit 23        Consent of experts and counsel                                Included
Exhibit 24        Power of Attorney                                             None
Exhibit 27        Financial Data Schedule                                       Included



                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Del Cerro Enterprises, Inc.



Date 5/18/00                               By  /s/ RODGER WARD
                                              ----------------------------------
                                              Rodger Ward, President, Treasurer
                                              & Director


Date 5/18/00                               By /s/ SHERRIE WARD
                                              ----------------------------------
                                              Sherrie Ward, Secretary & Director

                           DEL CERRO ENTERPRISES, INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS

                                 APRIL 30, 2000
                               SEPTEMBER 30, 1999

                                TABLE OF CONTENTS

                                                                        PAGE #
                                                                        ------
INDEPENDENT AUDITORS REPORT                                                1
----------------------------------------------------------------------------

ASSETS                                                                     2
----------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY                                       3
----------------------------------------------------------------------------

STATEMENT OF OPERATIONS                                                    4
----------------------------------------------------------------------------

STATEMENT OF STOCKHOLDERS' EQUITY                                          5
----------------------------------------------------------------------------

STATEMENT OF CASH FLOWS                                                    6
----------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS                                           7-11
----------------------------------------------------------------------------

                      [BARRY L. FRIEDMAN, P.C. LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT


Board of Directors                                                   May 1, 2000
DEL CERRO ENTERPRISES, INC.
San Diego, California

      I have audited the accompanying Balance Sheets of DEL CERRO ENTERPRISES, INC. (A Development Stage Company), as of April 30, 2000, and September 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the periods March 10, 1999, to September 30, 1999, and October 1, 1999, to April 30, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DEL CERRO ENTERPRISES, INC. (A Development Stage Company), as of April 30, 2000, and September 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the periods March 10, 1999, to September 30, 1999, and October 1, 1999, to April 30, 2000, in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ BARRY L. FRIEDMAN
---------------------------
Barry L. Friedman
Certified Public Accountant

                           DEL CERRO ENTERPRISES, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET


                                     ASSETS

                                            APRIL      SEPTEMBER
                                            30, 2000   30, 1999
                                            --------   ---------
CURRENT ASSETS

    CASH                                     $4,390      $5,900
                                             ------      ------

    TOTAL CURRENT ASSETS                     $4,390      $5,900
                                             ------      ------

OTHER ASSETS                                 $    0      $    0
                                             ------      ------

    TOTAL OTHER ASSETS                       $    0      $    0
                                             ------      ------

TOTAL ASSETS                                 $4,390      $5,900
                                             ------      ------

   The accompanying notes are an integral part of these financial statements.

                           DEL CERRO ENTERPRISES, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                           APRIL      SEPTEMBER
                                           30, 2000   30, 2000
                                           --------   ---------
CURRENT LIABILITIES                         $    0      $    0
                                            ------      ------

    TOTAL CURRENT LIABILITIES               $    0      $    0
                                            ------      ------

STOCKHOLDERS' EQUITY (Note #4)

    Common stock
    Par value $0.001
    Authorized 50,000,000 shares
    Issued and outstanding at

    September 30, 1999 -
    119,000 shares                                      $  119

    April 30, 2000                              --
    8,449,000 shares                        $8,449

    Additional Paid-In Capital              +3,451     +11,781

    Deficit accumulated during
    Development stage                       -7,510      -6,000
                                            ------      ------

TOTAL STOCKHOLDERS' EQUITY                  $4,390      $5,900
                                            ------      ------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                        $4,390      $5,900
                                            ------      ------

   The accompanying notes are an integral part of these financial statements.

                           DEL CERRO ENTERPRISES, INC.
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS

                              OCT. 1          MAR. 10,       MAR. 10, 1999
                              1999, TO        1999, TO       (INCEPTION)
                              APR. 30,        SEPT. 30,      TO APR. 30,
                              2000            1999           2000
                              ----------      ----------     -------------
INCOME
    Revenue                   $        0      $        0      $        0
                              ----------      ----------      ----------

EXPENSES

    General, Selling and
    Administrative            $    1,510      $    6,000      $    7,510
                              ----------      ----------      ----------

    TOTAL EXPENSES            $    1,510      $    6,000      $    7,510
                              ----------      ----------      ----------

NET PROFIT/LOSS (-)           $   -1,510      $   -6,000      $   -7,510
                              ----------      ----------      ----------

Net Profit/Loss(-)
per weighted share
(Note #1)                     $   -.0002      $   -.0007      $   -.0009
                              ----------      ----------      ----------

Weighted average
Number of common
shares outstanding             8,449,000       8,449,000       8,449,000
                              ----------      ----------      ----------

    The accompanying notes are an integral part of these financial statements.

                           DEL CERRO ENTERPRISES, INC.
                          (A Development Stage Company)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                  Additional      Accumu-
                           Common       Stock       paid-in        lated
                           Shares       Amount      Capital       Deficit
                         ---------      ------    ----------     --------
March 24, 1999
Issued For Services         60,000      $   60      $ 5,940

April 2, 1999
Issued For Cash             59,000          59        5,841

Net loss year ended
March 10, 1999
(Inception) to
September 30, 1999                                               $ -6,000
                         ---------      ------      -------      --------

Balance,
September 30, 1999         119,000      $  119      $11,781      $ -6,000

March 15, 2000
Forward Stock Split
71 for 1                 8,330,000      +8,330       -8,330

Net Loss
October 1, 1999 to
April 30, 2000                                                   -1,510
                         ---------      ------      -------      --------

Balance,
April 30, 2000           8,449,000      $8,449      $ 3,451      $ -7,510
                         ---------      ------      -------      --------

   The accompanying notes are an integral part of these financial statements.

                           DEL CERRO ENTERPRISES, INC.
                          (A Development Stage Company)


                             STATEMENT OF CASH FLOWS

                               OCT. 1        MAR. 10,     MAR.10,1999
                               1999, TO      1999, TO     (INCEPTION)
                               APR. 30,      SEPT. 30,    TO APR. 30,
                               2000          1999         2000
                               --------      ---------    -----------
Cash Flows from
Operating Activities

    Net Loss                   $ -1,510      $ -6,000      $ -7,510

    Adjustment to
    Reconcile net loss
    To net cash provided
    by operating
    Activities
    Issue Common Stock
    For Services                      0        +6,000        +6,000

Changes in assets and
Liabilities                           0             0             0
                               --------      --------      --------

Net cash used in
Operating activities           $ -1,510      $      0      $ -1,510

Cash Flows from
Investing Activities                  0             0             0

Cash Flows from
Financing Activities

    Issuance of Common
    Stock for Cash                    0        +5,900        +5,900
                               --------      --------      --------

Net Increase (decrease)        $ -1,510      $ +5,900        +4,390

Cash, Beginning of period        +5,900             0             0
                               --------      --------      --------

Cash, End of Period            $  4,390      $  5,900      $  4,390
                               --------      --------      --------

   The accompanying notes are an integral part of these financial statements.

                           DEL CERRO ENTERPRISES, INC.
                          (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS

                     APRIL 30, 2000, AND SEPTEMBER 30, 1999


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

      The Company was organized March 10,1999, under the laws of the State of Nevada as DEL CERRO ENTERPRISES, INC. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Accounting Method

            The Company records income and expenses on the accrual method.

      Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and equivalents

            The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

                           DEL CERRO ENTERPRISES, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                     APRIL 30, 2000, AND SEPTEMBER 30, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Income Taxes

            Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

      Reporting on Costs of Start-Up Activities

            Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.

      Loss Per Share

            Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of April 30, 2000, the Company had no dilative common stock equivalents such as stock options.

                           DEL CERRO ENTERPRISES, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                     APRIL 30, 2000, AND SEPTEMBER 30, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Year End

      The Company has selected September 30th as its fiscal year-end.


NOTE 3 - INCOME TAXES

      There is no provision for income taxes for the period ended April 30, 2000, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of September 30, 1999, is as follows:

            Net operation loss carry forward                     $6,000
            Valuation allowance                                  $6,000

            Net deferred tax asset                               $    0


      The federal net operating loss carry forward will expire by 2019.

      This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

                           DEL CERRO ENTERPRISES, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                     APRIL 30, 2000, AND SEPTEMBER 30, 1999


NOTE 4 - STOCKHOLDERS' EQUITY

      Common Stock

      The authorized common stock of the corporation consists of 50,000,000 shares with a par value $0.001 per share.

      Preferred Stock

      The Company has no preferred stock.

      On March 24, 1999, the Company issued 60,000 shares of its $0.001 par value common stock for services of $6,000 to its directors.

      On March 24, 1999, the State of Nevada approved the Company's restated Articles of Incorporation, which changed the par value from no par to $0.001. Also, the Company's authorized common stock was increased from 25,000 shares to 50,000,000 shares.

      On March 15, 2000, the Company approved a forward stock split on the basis of 71 for 1, thus increasing the common stock from 119,000 shares 8,449,000 shares.


NOTE 5 - GOING CONCERN

      The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and/or directors have informally committed to advancing the operating costs of the Company interest free, if necessary.

                           DEL CERRO ENTERPRISES, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                     APRIL 30, 2000, AND SEPTEMBER 30, 1999


NOTE 6 - WARRANTS AND OPTIONS

      There are no warrants or options outstanding to acquire any additional shares of common stock.


NOTE 7 - RELATED PARTY TRANSACTIONS

      The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.